UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

KIOR, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

497217109

(CUSIP Number)

October 21, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 497217109

1	Names of Reporting Persons Gates Ventures, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,405,552 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 7,405,552 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,405,552 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 11.8% (2)

12	Type of Reporting Person (See Instructions) OO

(1) The total number of shares reported includes (a) 3,236,106 shares of Class A Common Stock held directly by Gates Ventures, LLC (“GV”); and (b) 4,169,446 shares of Class A Common Stock that GV has the right to acquire upon exercise of an option right, as described in Item 4(a) of this Schedule 13G.  All shares of Class A Common Stock held by GV may be deemed to be beneficially owned by William H. Gates III as the sole member of GV.

(2) The denominator is based on (a) 55,122,484 shares of Class A Common Stock outstanding as of August 2, 2013, as reported on the Issuer’s Form 10-Q for the period ended June 30, 2013 filed with the Securities and Exchange Commission on August 9, 2013; (b) 3,236,106 shares of Class A Common Stock acquired by GV on October 21, 2013, as described in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 18, 2013; and (c) 4,169,446 shares of Class A Common Stock that GV has the right to acquire upon exercise of an option right, as described in Item 4(a) of this Schedule 13G.

CUSIP No. 497217109

1	Names of Reporting Persons William H. Gates III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,405,552 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 7,405,552 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,405,552 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 11.8% (2)

12	Type of Reporting Person (See Instructions) IN

(1) The total number of shares reported includes (a) 3,236,106 shares of Class A Common Stock held directly by Gates Ventures, LLC (“GV”); and (b) 4,169,446 shares of Class A Common Stock that GV has the right to acquire upon exercise of an option right, as described in Item 4(a) of this Schedule 13G.  All shares of Class A Common Stock held by GV may be deemed to be beneficially owned by William H. Gates III as the sole member of GV.

(2) The denominator is based on (a) 55,122,484 shares of Class A Common Stock outstanding as of August 2, 2013, as reported on the Issuer’s Form 10-Q for the period ended June 30, 2013 filed with the Securities and Exchange Commission on August 9, 2013; (b) 3,236,106 shares of Class A Common Stock acquired by GV on October 21, 2013, as described in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 18, 2013; and (c) 4,169,446 shares of Class A Common Stock that GV has the right to acquire upon exercise of an option right, as described in Item 4(a) of this Schedule 13G.

CUSIP No. 497217109

Item 1.
	(a)	Name of Issuer: KiOR, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 13001 Bay Park Road Pasadena, Texas 77507

Item 2.
	(a)	Name of Person Filing: Gates Ventures, LLC (“GV”) William H. Gates III
	(b)	Address of Principal Business Office or, if none, Residence GV - 2365 Carillon Point, Kirkland, Washington 98033 Mr. Gates – One Microsoft Way, Redmond, Washington 98052
	(c)	Citizenship: GV is a limited liability company organized under the laws of the State of Washington. Mr. Gates is a citizen of the United States of America.
	(d)	Title of Class of Securities: Class A Common Stock
	(e)	CUSIP Number: 497217109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No. 497217109

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

The number of shares of Class A Common Stock reported in this Schedule 13G includes 4,169,446 shares of Class A Common Stock (the “Option Shares”) that GV has the right to acquire upon exercise of an option right pursuant to the Class A Common Stock Purchase Agreement, dated as of October 18, 2013, between GV and the Issuer (the “Purchase Agreement”) (a copy of which was previously filed as Exhibit 99.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2013).  For purposes of this Schedule 13G, the number of the Option Shares has been calculated assuming that the option right had been exercised on the date hereof at an exercise price per share of $1.7988, 75% of the average of the daily volume weighted average price of the Class A Common Stock for the twenty (20) trading days immediately prior to the date hereof.  However, the number of shares issuable under the option right and the exercise price for such shares are not fixed.  The number of shares that may be purchased under the option right will equal $7.5 million divided by the exercise price per share specified in the Purchase Agreement.  As more fully described in the Purchase Agreement, the exercise price will equal 75% of the average of the daily volume weighted average price of the Class A Common Stock for the twenty (20) trading days immediately prior to the date GV provides notice of exercise of the option right, provided that in no event will the exercise price exceed the conversion price applicable to the Senior Secured Mandatorily Convertible Notes due 2020 issued by the Issuer on October 21, 2013, which conversion price is currently $2.897 (subject to certain anti-dilution adjustments, including to account for dilutive issuances of additional shares of Class A Common Stock).  Based on the current maximum exercise price per share of $2.897, GV has the right to acquire 2,588,885 Option Shares under the Purchase Agreement, which is the number of Option Shares reported, in accordance with the applicable rules, by the Reporting Persons in their Initial Statement of Beneficial Ownership of Securities on Form 3 that was filed with the Securities and Exchange Commission on October 31, 2013.

(b) Percent of class: See the responses to Item 11 on the attached cover pages
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 497217109

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2013

GATES VENTURES, LLC

		By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for Michael Larson,
Manager(1)

WILLIAM H. GATES III

		By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact(2)

*By:	/s/ Alan Heuberger
Alan Heuberger

(1)  Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, attached hereto as Exhibit 99.2.

(2)  Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, attached hereto as Exhibit 99.3.